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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

GRIC Communications, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

398081109

(Cusip Number)

Chua Joo Hock
Vertex Management Inc.
210A Twin Dolphin Drive
Redwood City, CA 94065
(650) 232-2700

Ellen Duffy Robinet, Esq.
Fenwick & West LLP
801 California Street
Mountain View, CA 94041
(650) 988-8500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 3, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 398081109			13D/A	Page 2 of 32

1.	Name of Reporting Person: Vertex Technology Fund Ltd ("VTF")		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: —

		8.	Shared Voting Power: 10,701,529 shares of Common Stock [1,2]

		9.	Sole Dispositive Power: —

		10.	Shared Dispositive Power: —

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,701,529 shares of Common Stock [1,2]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 28.1%*

14.	Type of Reporting Person (See Instructions): CO

1.	Unless otherwise indicated, share information is as of December 31, 2003. VTF does not directly own any of these shares of Common Stock. However, VTF is a party to a voting agreement entered into on January 30, 2002, as amended and restated as of April 19, 2002, by and among GRIC Communications, Inc. (“GRIC”) and the Investors and Stockholders listed on Schedules A and B with respect thereto (the “Voting Agreement”) relating to the voting on certain matters by parties to the Voting Agreement. Vertex Management (II) Pte Ltd (“VM2”) and its President, Mr. Lee Kheng Nam, may be deemed to have the power to vote and dispose of shares held of record by VTF pursuant to a power of attorney granted by VTF to VM2. In addition, Vertex Venture Holdings Ltd (“VVH”), as the majority shareholder of VTF, Ellensburg Holding Pte Ltd (“EHP”), as the parent of VVH, and Singapore Technologies Pte Ltd (“STPL”), as the parent of EHP, may also be deemed to have the power to vote and dispose of shares held by VTF.

2.	Includes (i) 3,971,853 shares of Common Stock and options to purchase 2,204,356 shares of Common Stock exercisable within 60 days of December 31, 2003 held of record by persons other than VTF which are subject to the Voting Agreement and (ii) 4,525,320 shares of Common Stock issuable upon conversion of 4,525,320 shares of Series A Preferred Stock held by persons other than VTF which are subject to the Voting Agreement and were purchased pursuant to that certain Series A Preferred Stock and Warrant Purchase Agreement dated as of January 30, 2002, as amended and restated as of April 19, 2002, among GRIC and the investors thereunder (the “Purchase Agreement”). Such shares are subject to the Voting Agreement and by virtue of the Voting Agreement may be deemed to be subject to shared voting power by VTF with respect to the particular matters subject to the Voting Agreement. VTF expressly disclaims beneficial ownership of such shares.

*	Based on 31,300,003 shares of Common Stock outstanding as of December 31, 2003, and 6,729,676 shares of Common Stock that may be obtained within 60 days of December 31, 2003 upon exercise or conversion of options and Series A Preferred Stock held by the other parties to the Voting Agreement.

CUSIP No. 398081109			13D/A	Page 3 of 32

1.	Name of Reporting Person: Vertex Technology Fund (II) Ltd ("VTF2")		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: —

		8.	Shared Voting Power: 10,701,529 shares of Common Stock [3,4,5]

		9.	Sole Dispositive Power: —

		10.	Shared Dispositive Power: —

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,701,529 shares of Common Stock [3,4,5]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 28.1%*

14.	Type of Reporting Person (See Instructions): CO

3.	Unless otherwise indicated, share information is as of December 31, 2003. VTF2 does not directly own any of these shares of Common Stock. However, VTF2 is a party to the Voting Agreement. Vertex Management (II) Pte Ltd (“VM2”) and its President, Mr. Lee Kheng Nam, may be deemed to have the power to vote and dispose of shares held by VTF2 pursuant to a power of attorney granted by the reporting person to VM2. In addition, Vertex Venture Holdings Ltd (“VVH”), as the majority shareholder of VTF2, Ellensburg Holding Pte Ltd (“EHP”), as the parent of VVH, and Singapore Technologies Pte Ltd (“STPL”), as the parent of EHP, may also be deemed to have the power to vote and dispose of shares held by VTF2.

4.	Includes 4,525,320 shares of Common Stock issuable upon conversion of 4,525,320 shares of Series A Preferred Stock held by other parties to the Purchase Agreement. Such shares are subject to the Voting Agreement and by virtue of the Voting Agreement may be deemed to be subject to shared voting power by VTF2 with respect to the particular matters subject to the Voting Agreement. VTF2 expressly disclaims beneficial ownership of such shares.

5.	Includes 3,971,853 shares of Common Stock and options to purchase 2,204,356 shares of Common Stock exercisable within 60 days of December 31, 2003 held of record by persons other than VTF2 which are subject to the Voting Agreement. By virtue of the Voting Agreement, these shares may be deemed to be subject to shared voting power by VTF2 with respect to the particular matters subject to the Voting Agreement. VTF2 expressly disclaims beneficial ownership of such shares.

*	Based on 31,300,003 shares of Common Stock outstanding as of December 31, 2003, and 6,729,676 shares of Common Stock that may be obtained within 60 days of December 31, 2003 upon exercise or conversion of options and Series A Preferred Stock held by other parties to the Voting Agreement.

CUSIP No. 398081109			13D/A	Page 4 of 32

1.	Name of Reporting Person: Vertex Technology Fund (III) Ltd ("VTF3")		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: —

		8.	Shared Voting Power: 10,701,529 shares of Common Stock [6,7,8]

		9.	Sole Dispositive Power: —

		10.	Shared Dispositive Power: —

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,701,529 shares of Common Stock [6,7,8]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 28.1%

14.	Type of Reporting Person (See Instructions): CO

6.	Unless otherwise indicated, share information is as of December 31, 2003. VTF3 does not directly own any of these shares of Common Stock. However, VTF3 is a party to the Voting Agreement. Vertex Management (II) Pte Ltd (“VM2”) and its President, Mr. Lee Kheng Nam, may be deemed to have the power to vote and dispose of shares held by VTF3 pursuant to a power of attorney granted by the reporting person to VM2. In addition, Vertex Venture Holdings Ltd (“VVH”), as the parent of VTF3, Ellensburg Holding Pte Ltd (“EHP”), as the parent of VVH, and Singapore Technologies Pte Ltd (“STPL”), as the parent of EHP, may also be deemed to have the power to vote and dispose of shares held by VTF3.

7.	Includes 4,525,320 shares of Common Stock issuable upon conversion of 4,525,320 shares of Series A Preferred Stock held by other parties to the Purchase Agreement. Such shares are subject to the Voting Agreement and by virtue of the Voting Agreement may be deemed to be subject to shared voting power by VTF3 with respect to the particular matters subject to the Voting Agreement. VTF3 expressly disclaims beneficial ownership of such shares.

8.	Includes 3,971,853 shares of Common Stock and options to purchase 2,204,356 shares of Common Stock exercisable within 60 days of December 31, 2003 held of record by persons other than VTF3 which are subject to the Voting Agreement. By virtue of the Voting Agreement, these shares may be deemed to be subject to shared voting power by VTF3 with respect to the particular matters subject to the Voting Agreement. VTF3 expressly disclaims beneficial ownership of such shares.

*	Based on 31,300,003 shares of Common Stock outstanding as of December 31, 2003, and 6,729,676 shares of Common Stock that may be obtained within 60 days of December 31, 2003 upon exercise or conversion of options and Series A Preferred Stock held by the other parties to the Voting Agreement.

CUSIP No. 398081109			13D/A	Page 5 of 32

1.	Name of Reporting Person: Vertex Investment (II) Ltd ("V12")		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: —

		8.	Shared Voting Power: 10,701,529 shares of Common Stock [9,10,11]

		9.	Sole Dispositive Power: —

		10.	Shared Dispositive Power: —

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,701,529 shares of Common Stock [9,10,11]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 28.1%*

14.	Type of Reporting Person (See Instructions): CO

9.	Unless otherwise indicated, share information is as of December 31, 2003. VI2 does not directly own any of these shares of Common Stock. However, VI2 is a party to the Voting Agreement. Vertex Management (II) Pte Ltd (“VM2”) and its President, Mr. Lee Kheng Nam, may be deemed to have the power to vote and dispose of shares of Common Stock held of record by VI2 pursuant to a power of attorney granted by the reporting person to VM2. In addition, Vertex Venture Holdings Ltd (“VVH”), as the holder of more than 45% of the outstanding shares of VI2, Ellensburg Holding Pte Ltd (“EHP”), as the parent of VVH, and Singapore Technologies Pte Ltd (“STPL”), as the parent of EHP, may be deemed to have the power to vote and dispose of shares held by VI2.

10.	Includes 4,525,320 shares of Common Stock issuable upon conversion of 4,525,320 shares of Series A Preferred Stock held by other parties to the Purchase Agreement. Such shares are subject to the Voting Agreement and by virtue of the Voting Agreement may be deemed to be subject to shared voting power by VI2 with respect to the particular matters subject to the Voting Agreement. VI2 expressly disclaims beneficial ownership of such shares.

11.	Includes 3,971,853 shares of Common Stock and options to purchase 2,204,356 shares of Common Stock exercisable within 60 days of December 31, 2003 held of record by persons other than VI2 which are subject to the Voting Agreement. By virtue of the Voting Agreement, these shares may be deemed to be subject to shared voting power by VI2 with respect to the particular matters subject to the Voting Agreement. VI2 expressly disclaims beneficial ownership of such shares.

*	Based on 31,300,003 shares of Common Stock outstanding as of December 31, 2003, and 6,729,676 shares of Common Stock that may be obtained within 60 days of December 31, 2003 upon exercise or conversion of options and Series A Preferred Stock held by the other parties to the Voting Agreement.

CUSIP No. 398081109			13D/A	Page 6 of 32

1.	Name of Reporting Person: Vertex Management (II) Pte Ltd ("VM2")		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: —

		8.	Shared Voting Power: — [12]

		9.	Sole Dispositive Power: —

		10.	Shared Dispositive Power: — [12]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: — [12]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒ See footnote 12

13.	Percent of Class Represented by Amount in Row (11): 0%*

14.	Type of Reporting Person (See Instructions): CO

12.	Unless otherwise indicated, share information is as of December 31, 2003. VM2 does not own any shares of Common Stock. However, VM2 and its President, Mr. Lee Kheng Nam, may be deemed to have the power to vote and dispose of shares held by VTF, VI2, VTF2 and VTF3 pursuant to powers of attorney granted by VTF, VI2, VTF2 and VTF3 to VM2. In addition, Vertex Venture Holdings Ltd (“VVH”), as the majority shareholder of VTF and VTF2, as the parent of VTF3 and as a holder of more than 45% of the outstanding shares of VI2, Ellensburg Holding Pte Ltd (“EHP”), as the parent of VVH, and Singapore Technologies Pte Ltd (“STPL”), as the parent of EHP, may also be deemed to have the power to vote and dispose of the shares held by VTF, VI2, VTF2 and VTF3. By this filing, VM2 does not purport to concede that it is the beneficial owner of shares held by VTF, VI2, VTF2 or VTF3. VTF, VI2, VTF2 and VTF3 currently hold no shares of Common Stock. However, the voting of any shares of Common Stock held of record by VTF, VI2, VTF2 and VTF3 are also subject, with respect to certain matters, to the Voting Agreement. This does not include the 6,176,209 shares of Common Stock and options exercisable within 60 days of December 31, 2003 held by other parties to the Voting Agreement, or 4,525,320 shares of Common Stock issuable upon conversion of 4,525,320 shares of Series A Preferred Stock held by other parties to the Voting Agreement.

*	Based on 31,300,003 shares of Common Stock outstanding as of December 31, 2003.

CUSIP No. 398081109			13D/A	Page 7 of 32

1.	Name of Reporting Person: Lee Kheng Nam ("Lee")		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: — [13]

		8.	Shared Voting Power: —

		9.	Sole Dispositive Power: — [13]

		10.	Shared Dispositive Power: —

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: — [13]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒ See footnote 13

13.	Percent of Class Represented by Amount in Row (11): 0%*

14.	Type of Reporting Person (See Instructions): IN

13.	Unless otherwise indicated, share information is as of December 31, 2003. Mr. Lee does not currently own any shares of Common Stock. VM2 and Mr. Lee, as its President, may be deemed to have the power to vote and dispose of the shares held directly by VTF, VI2, VTF2 and VTF3 pursuant to powers of attorney granted by VTF, VI2, VTF2 and VTF3 to VM2. In addition, Vertex Venture Holdings Ltd (“VVH”), as the majority shareholder of VTF and VTF2, as the parent of VTF3 and as the holder of more than 45% of the outstanding shares of VI2, Ellensburg Holding Pte Ltd (“EHP”), as the parent of VVH, and Singapore Technologies Pte Ltd (“STPL”), as the parent of EHP, may also be deemed to have the power to vote and dispose of shares held by VTF, VI2, VTF2 and VTF3. By this filing, Mr. Lee does not purport to concede that it is the beneficial owner of shares held by VTF, VI2, VTF2 or VTF3. VTF, VI2, VTF2 and VTF3 currently hold no shares of Common Stock. This does not include any of the 6,176,209 shares of Common Stock and options exercisable within 60 days of December 31, 2003 held by other parties to the Voting Agreement, or 4,525,320 shares of Common Stock issuable upon conversion of 4,525,320 shares of Series A Preferred Stock held by other parties to the Voting Agreement.

*	Based on 31,300,003 shares of Common Stock outstanding as of December 31, 2003.

CUSIP No. 398081109			13D/A	Page 8 of 32

1.	Name of Reporting Person: Vertex Venture Holdings Ltd ("VVH")		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: —

		8.	Shared Voting Power: — [14]

		9.	Sole Dispositive Power: —

		10.	Shared Dispositive Power: — [14]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: — [14]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒ See footnote 14

13.	Percent of Class Represented by Amount in Row (11): 0%*

14.	Type of Reporting Person (See Instructions): CO

14.	Unless otherwise indicated, share information is as of December 31, 2003. VVH does not own any shares of Common Stock. However, Vertex Venture Holdings Ltd (“VVH”), as the majority shareholder of VTF and VTF2, as the parent of VTF3 and as the holder of more than 45% of the outstanding shares of VI2, Ellensburg Holding Pte Ltd (“EHP”), as the parent of VVH, and Singapore Technologies Pte Ltd (“STPL”), as the parent of EHP, may be deemed to have the power to vote and dispose of these shares held by VTF, VI2, VTF2 and VTF3. In addition, Vertex Management (II) Pte Ltd (“VM2”) and its President, Mr. Lee Kheng Nam, may be deemed to have the power to vote and dispose of shares held by VTF, VI2, VTF2 and VTF3, pursuant to powers of attorney granted by VTF, VI2, VTF2 and VTF3 to VM2. By this filing, VVH does not purport to concede that it is the beneficial owner of shares held by VTF, VI2, VTF2 or VTF3. VTF, VI2, VTF2 and VTF3 currently hold no shares of Common Stock. This does not include any of the 6,176,209 shares of Common Stock and options exercisable within 60 days of December 31, 2003 held by other parties to the Voting Agreement, or 4,525,320 shares of Common Stock issuable upon conversion of 4,525,320 shares of Series A Preferred Stock held by other parties to the Voting Agreement.

*	Based on 31,300,003 shares of Common Stock outstanding as of December 31, 2003.

CUSIP No. 398081109			13D/A	Page 9 of 32

1.	Name of Reporting Person: Ellensburg Holding Pte Ltd ("EHP")		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: —

		8.	Shared Voting Power: — [15]

		9.	Sole Dispositive Power: —

		10.	Shared Dispositive Power: — [15]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: — [15]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒ See footnote 15

13.	Percent of Class Represented by Amount in Row (11): 0%*

14.	Type of Reporting Person (See Instructions): CO

15.	Unless otherwise indicated, share information is as of December 31, 2003. EHP does not own any shares of Common Stock. However, Vertex Venture Holdings Ltd (“VVH”), as the majority shareholder of VTF and VTF2, as the parent of VTF3 and as the holder of more than 45% of the outstanding shares of VI2, Ellensburg Holding Pte Ltd (“EHP”), as the parent of VVH, and Singapore Technologies Pte Ltd (“STPL”), as the parent of EHP, may be deemed to have the power to vote and dispose of these shares held by VTF, VI2, VTF2 and VTF3. In addition, Vertex Management (II) Pte Ltd (“VM2”) and its President, Mr. Lee Kheng Nam, may be deemed to have the power to vote and dispose of shares held by VTF, VI2, VTF2 and VTF3, pursuant to powers of attorney granted by VTF, VI2, VTF2 and VTF3 to VM2. By this filing, EHP does not purport to concede that it is the beneficial owner of the shares held by VTF, VI2, VTF2 or VTF3. VTF, VI2, VTF2 and VTF3 currently hold no shares of Common Stock. This does not include any of the 6,176,209 shares of Common Stock and options exercisable within 60 days of December 31, 2003 held by other parties to the Voting Agreement, or 4,525,320 shares of Common Stock issuable upon conversion of 4,525,320 shares of Series A Preferred Stock held by other parties to the Voting Agreement.

*	Based on 31,300,003 shares of Common Stock outstanding as of December 31, 2003.

CUSIP No. 398081109			13D/A	Page 10 of 32

1.	Name of Reporting Person: Green Dot Capital (BVI) Inc ("GDC BVI")		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: —

		8.	Shared Voting Power: 10,701,529 shares of Common Stock [16,17,18]

		9.	Sole Dispositive Power: —

		10.	Shared Dispositive Power: 59,000 shares of Common Stock [16]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,701,529 shares of Common Stock [16,17,18]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 28.1%*

14.	Type of Reporting Person (See Instructions): CO

16.	Unless otherwise indicated, share information is as of December 31, 2003. Of these shares, 59,000 shares of Common Stock held by GDC BVI. All of such shares are subject to the Voting Agreement. Green Dot Capital Pte Ltd (“GDCPL”), as the sole shareholder of GDC BVI, and Singapore Technologies Pte Ltd (“STPL”), as the sole shareholder of GDCPL, may be deemed to have the power to vote and dispose of these shares.

17.	Includes 4,525,320 shares of Common Stock issuable upon conversion of 4,525,320 shares of Series A Preferred Stock held by other parties to the Purchase Agreement. Such shares are subject to the Voting Agreement and may be deemed to be subject to shared voting power by GDC BVI with respect to the particular matters subject to the Voting Agreement. GDC BVI expressly disclaims beneficial ownership of such shares.

18.	Includes 3,912,853 shares of Common Stock and options to purchase 2,204,356 shares of Common Stock exercisable within 60 days of December 31, 2003 held of record by persons other than GDC BVI which are subject to the Voting Agreement. By virtue of the Voting Agreement, these shares may be deemed to be subject to shared voting power by GDC BVI with respect to the particular matters subject to the Voting Agreement. GDC BVI expressly disclaims beneficial ownership of such shares.

*	Based on 31,300,003 shares of Common Stock outstanding as of December 31, 2003, and 6,729,676 shares of Common Stock that may be obtained within 60 days of December 31, 2003 upon exercise or conversion of options and Series A Preferred Stock held by the other parties to the Voting Agreement.

CUSIP No. 398081109			13D/A	Page 11 of 32

1.	Name of Reporting Person: STT Ventures Ltd ("STT")		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Mauritisu

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: —

		8.	Shared Voting Power: 10,701,529 shares of Common Stock [19,20,21]

		9.	Sole Dispositive Power: —

		10.	Shared Dispositive Power: 543,981 shares of Common Stock [19]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,701,529 shares of Common Stock [19,20,21]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 28.1%*

14.	Type of Reporting Person (See Instructions): CO

19.	Unless otherwise indicated, share information is as of December 31, 2003. Includes 543,981 shares of Common Stock held by STT. All of such shares are subject to the Voting Agreement. STT Communications Ltd (“STT Comm”), as the sole shareholder of STT, Singapore Technologies Telemedia Pte Ltd (“ST Tel”), as the majority shareholder of STT Comm, and Singapore Technologies Pte Ltd (“STPL”), as the sole shareholder of ST Tel, may be deemed to have the power to vote and dispose of these shares.

20.	Includes 4,525,320 shares of Common Stock issuable upon conversion of 4,525,320 shares of Series A Preferred Stock held by other parties to the Purchase Agreement. Such shares are subject to the Voting Agreement and by virtue of the Voting Agreement may be deemed to be subject to shared voting power by STT with respect to the particular matters subject to the Voting Agreement. STT expressly disclaims beneficial ownership of such shares.

21.	Includes 3,427,872 shares of Common Stock and options to purchase 2,204,356 shares of Common Stock exercisable within 60 days of December 31, 2003 held of record by persons other than STT which are subject to the Voting Agreement. By virtue of the Voting Agreement, these shares may be deemed to be subject to shared voting power by STT with respect to the particular matters subject to the Voting Agreement. STT expressly disclaims beneficial ownership of such shares.

*	Based on 31,300,003 shares of Common Stock outstanding as of December 31, 2003, and 6,729,676 shares of Common Stock that may be obtained within 60 days of December 31, 2003 upon exercise or conversion of options and Series A Preferred Stock held by the other parties to the Voting Agreement.

CUSIP No. 398081109			13D/A	Page 12 of 32

1.	Name of Reporting Person: STT Communications Ltd ("STT Comm")		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: —

		8.	Shared Voting Power: 10,701,529 shares of Common Stock [22,23,24]

		9.	Sole Dispositive Power: —

		10.	Shared Dispositive Power: 543,981 shares of Common Stock [22]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,701,529 shares of Common Stock [22,23,24]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 28.1%*

14.	Type of Reporting Person (See Instructions): CO

22.	Unless otherwise indicated, share information is as of December 31, 2003. Includes 543,981 shares of Common Stock held by STT Ventures Ltd (“STT”). All of such shares are subject to the Voting Agreement. STT Comm is the sole shareholder of STT. Singapore Technologies Telemedia Pte Ltd (“ST Tel”), as the majority shareholder of STT Comm, and Singapore Technologies Pte Ltd (“STPL”), as the sole shareholder of ST Tel, may be deemed to have the power to vote and dispose of these shares.

23.	Includes 4,525,320 shares of Common Stock issuable upon conversion of 4,525,320 shares of Series A Preferred Stock held by other parties to the Purchase Agreement. Such shares are subject to the Voting Agreement and by virtue of the Voting Agreement may be deemed to be subject to shared voting power by STT Comm with respect to the particular matters subject to the Voting Agreement. STT Comm expressly disclaims beneficial ownership of such shares.

24.	Includes 3,427,872 shares of Common Stock and options to purchase 2,204,356 shares of Common Stock exercisable within 60 days of December 31, 2003 held of record by persons other than STT Comm which are subject to the Voting Agreement. By virtue of the Voting Agreement, these shares may be deemed to be subject to shared voting power by STT Comm with respect to the particular matters subject to the Voting Agreement. STT Comm expressly disclaims beneficial ownership of such shares.

*	Based on 31,300,003 shares of Common Stock outstanding as of December 31, 2003, and 6,729,676 shares of Common Stock that may be obtained within 60 days of December 31, 2003 upon exercise or conversion of options and Series A Preferred Stock held by the other parties to the Voting Agreement.

CUSIP No. 398081109			13D/A	Page 13 of 32

1.	Name of Reporting Person: Singapore Technologies Telemedia Pte Ltd ("ST Tel")		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: —

		8.	Shared Voting Power: 543,981 shares of Common Stock [25,26,27]

		9.	Sole Dispositive Power: —

		10.	Shared Dispositive Power: 543,981 shares of Common Stock [25,26,27]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 543,981 shares of Common Stock [25,26,27]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒ See footnotes 26 and 27

13.	Percent of Class Represented by Amount in Row (11): 1.7%*

14.	Type of Reporting Person (See Instructions): CO

25.	Unless otherwise indicated, share information is as of December 31, 2003. Includes 543,981 shares of Common Stock held by STT Ventures Ltd (“STT”). All of such shares are subject to the Voting Agreement. Singapore Technologies Telemedia Pte Ltd (“ST Tel”), as the majority shareholder of STT Comm which is the sole shareholder of STT, and Singapore Technologies Pte Ltd (“STPL”), as the sole shareholder of ST Tel, may be deemed to have the power to vote and dispose of these shares.

26.	Does not include 4,525,320 shares of Common Stock issuable upon conversion of 4,525,320 shares of Series A Preferred Stock held by parties to the Purchase Agreement other than STT.

27.	Does not include 3,427,872 shares of Common Stock and options to purchase 2,204,356 shares of Common Stock exercisable within 60 days of December 31, 2003 held of record by persons other than STT and STT Comm which are subject to the Voting Agreement.

*	Based on 31,300,003 shares of Common Stock outstanding as of December 31, 2003.

CUSIP No. 398081109			13D/A	Page 14 of 32

1.	Name of Reporting Person: Singapore Computer Systems Ltd ("SCS")		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization:

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: —

		8.	Shared Voting Power: 10,701,529 shares of Common Stock [28,29,30]

		9.	Sole Dispositive Power: —

		10.	Shared Dispositive Power: 153,128 shares of Common Stock [28]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,701,529 shares of Common Stock [28,29,30]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 28.1%*

14.	Type of Reporting Person (See Instructions): CO

28.	Unless otherwise indicated, share information is as of December 31, 2003. Includes 153,128 shares of Common Stock held by SCS. All of such shares are subject to the Voting Agreement. Green Dot Capital Pte Ltd (“GDCPL”), as the majority shareholder of SCS, and Singapore Technologies Pte Ltd (“STPL”), as the sole shareholder of GDCPL, may be deemed to have the power to vote and dispose of these shares.

29.	Includes 4,525,320 shares of Common Stock issuable upon conversion of 4,525,320 shares of Series A Preferred Stock held by other parties to the Purchase Agreement. Such shares are subject to the Voting Agreement and may be deemed to be subject to shared voting power by SCS with respect to the particular matters subject to the Voting Agreement. SCS expressly disclaims beneficial ownership of such shares.

30.	Includes 3,818,725 shares of Common Stock and options to purchase 2,204,356 shares of Common Stock exercisable within 60 days of December 31, 2003 held of record by persons other than SCS which are subject to the Voting Agreement. By virtue of the Voting Agreement, these shares may be deemed to be subject to shared voting power by SCS with respect to the particular matters subject to the Voting Agreement. SCS expressly disclaims beneficial ownership of such shares.

*	Based on 31,300,003 shares of Common Stock outstanding as of December 31, 2003, and 6,729,676 shares of Common Stock that may be obtained within 60 days of December 31, 2003 upon exercise or conversion of options and Series A Preferred Stock held by the other parties to the Voting Agreement.

CUSIP No. 398081109			13D/A	Page 15 of 32

1.	Name of Reporting Person: Singapore Technologies Pte Ltd ("STPL")		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: —

		8.	Shared Voting Power: 756,109 shares of Common Stock [31]

		9.	Sole Dispositive Power: —

		10.	Shared Dispositive Power: 756,109 shares of Common Stock [31]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 756,109 shares of Common Stock [31]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒ See footnote 31

13.	Percent of Class Represented by Amount in Row (11): 2.4%*

14.	Type of Reporting Person (See Instructions): CO

31.	Unless otherwise indicated, share information is as of December 31, 2003. Of these shares, 153,128 shares of Common Stock are owned directly by Singapore Computer Systems Ltd (“SCS”), 543,981 shares of Common Stock are owned directly by STT Ventures Ltd (“STT”) and 59,000 shares of Common Stock are owned directly by Green Dot Capital (BVI) Inc (“GDC BVI”). Vertex Venture Holdings Ltd (“VVH”), as the majority shareholder of VTF and VTF2, as the parent of VTF3 and as the holder of more than 45% of the outstanding shares of VI2, and Ellensburg Holding Pte Ltd (“Ellensburg”), as the sole shareholder of VVH, may also be deemed to have the power to vote and dispose of the shares held by such entities. In addition, Vertex Management (II) Pte Ltd (“VM2”) and its President, Mr. Lee Kheng Nam, may be deemed to have the power to vote and dispose of the shares held by VTF, VTF2, VTF3 and VI2 pursuant to powers of attorney granted by VTF, VI2, VTF2 and VTF3 to VM2. Green Dot Capital Pte Ltd (“GDCPL”), as the sole shareholder of GDC BVI and the majority shareholder of SCS, may be deemed to have the power to vote and dispose of the shares held by GDC BVI and SCS. STT Communications Ltd (“STT Comm”), as the sole shareholder of STT, and Singapore Technologies Telemedia Pte Ltd (“ST Tel”), as the majority shareholder of STT Comm, may be deemed to have the power to vote and dispose of the shares held by STT. STPL, as (i) the sole shareholder of Ellensburg which is the sole shareholder of VVH, and (ii) the sole shareholder of GDCPL and ST Tel, may also be deemed to have the power to vote and dispose of the shares held by VTF, VTF2, VTF3, VI2, STT, SCS and GDC BVI. By this filing, STPL does not purport to concede that it is the beneficial owner of such shares. VTF, VI2, VTF2 and VTF3 currently hold no shares of Common Stock. The voting of the 756,109 shares of Common Stock held of record by SCS, STT and GDC BVI are also subject, with respect to certain matters, to the Voting Agreement. These amounts do not include any of the 5,420,100 shares of Common Stock and options exercisable within 60 days of December 31, 2003 held by other parties to the Voting Agreement, or 4,525,320 shares of Common Stock issuable upon conversion of 4,525,320 shares of Series A Preferred Stock held by other parties to the Voting Agreement.

*	Based on 31,300,003 shares of Common Stock outstanding as of December 31, 2003.

CUSIP NO. 398081109	13D/A	16 of 32

     This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) is filed on behalf of the entities and natural persons identified under the headings “Entities” and “Natural Persons” (the “Reporting Persons”) in the Statement on Schedule 13D (the “Original Statement”) filed by the Reporting Persons on April 29, 2002, as amended by Amendment No. 1 thereto filed by the Reporting Persons on August 26, 2003 (“Amendment No. 1”), Amendment No. 2 thereto filed by the Reporting Persons on October 9, 2003 (“Amendment No. 2”) and Amendment No. 3 thereto filed by the Reporting Persons on November 24, 2003 (“Amendment No. 3”) with respect to the shares of Common Stock, par value $0.001 per share, of GRIC Communications, Inc. (“GRIC” or the “Issuer”), with its principal executive offices at 1421 McCarthy Boulevard, Milpitas, California 95035. This Amendment No. 4 amends and supplements the Original Statement, as previously amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3. In addition to the Items specifically amended and supplemented hereby, each other Item of the Original Statement, as previously amended, to which the information set forth below is relevant is also amended and supplemented hereby. Except as set forth herein, to the knowledge of the Reporting Persons, there has been no material change in the information set forth in the Original Statement, as previously amended.

Item 2. Identity and Background.

Item 2 to Amendment No. 3 is hereby amended to provide the attached updated information set forth on Schedule A attached hereto to Schedule A of Amendment No. 2.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Statement is hereby amended to provide the following updated information:

(a) and (b) Ownership of Shares of GRIC

     The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement is provided as of December 31, 2003 (except for information regarding options exercisable within 60 days, which is provided within 60 days of December 31, 2003). The information included in this Amendment No. 4 with respect to share ownership by parties to the Voting Agreement other than the Reporting Persons is based solely upon information provided to the Reporting Persons by GRIC.

Amount beneficially owned:

See Row 11 of the cover page for each Reporting Person.

Percent of class:

See Row 13 of the cover page for each Reporting Person.

Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See Row 7 of the cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 8 of the cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 9 of the cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 10 of the cover page for each Reporting Person.

(c) Recent Transactions

CUSIP NO. 398081109	13D/A	17 of 32

     The Reporting Persons have effected the following transactions in GRIC’s Common Stock between October 25, 2003 (the date as of which beneficial ownership information was provided in Amendment No. 3) and December 31, 2003, and, to their knowledge, no person named in Item 2 (including Schedule A hereto) to the Original Statement, as previously amended, has effected any other transactions in GRIC’s Common Stock between October 25, 2003 and December 31, 2003. The following information does not include transactions (if any) that may have been effected by parties to the Voting Agreement, other than the Reporting Persons.

     Sales

     VI2 sold 70,550 shares of Common Stock of the Issuer at an average price of $5.1801 per share on December 30, 2003 on the open market, 41,334 shares of Common Stock of the Issuer at an average price of $5.3141 per share on December 29, 2003 on the open market, 45,816 shares of Common Stock of the Issuer at an average price of $5.2722 per share on December 26, 2003 on the open market, 66,400 shares of Common Stock of the Issuer at an average price of $5.2429 per share on December 23, 2003 on the open market, 24,900 shares of Common Stock of the Issuer at an average price of $5.2475 per share on December 22, 2003 on the open market, 27,890 shares of Common Stock of the Issuer at an average price of $5.0943 per share on December 19, 2003 on the open market, 41,500 shares of Common Stock of the Issuer at an average price of $4.9374 per share on December 18, 2003 on the open market, 20,750 shares of Common Stock of the Issuer at an average price of $5.3639 per share on December 15, 2003 on the open market, 20,750 shares of Common Stock of the Issuer at an average price of $5.3411 per share on December 12, 2003 on the open market, 50,000 shares of Common Stock of the Issuer at an average price of $6.0243 per share on December 5, 2003 on the open market, 5,000 shares of Common Stock of the Issuer at an average price of $6.5720 per share on December 4, 2003 on the open market, 42,000 shares of Common Stock of the Issuer at an average price of $6.7567 per share on December 3, 2003 on the open market, 42,063 shares of Common Stock of the Issuer at an average price of $6.6286 per share on December 2, 2003 on the open market, 72,350 shares of Common Stock of the Issuer at an average price of $6.7113 per share on December 1, 2003 on the open market, 36,000 shares of Common Stock of the Issuer at an average price of $6.1177 per share on November 28, 2003 on the open market, 72,700 shares of Common Stock of the Issuer at an average price of $6.0527 per share on November 26, 2003 on the open market, 600 shares of Common Stock of the Issuer at an average price of $5.6 per share on November 24, 2003 on the open market, 24,289 shares of Common Stock of the Issuer at an average price of $5.6268 per share on November 17, 2003 on the open market, 2,148 shares of Common Stock of the Issuer at an average price of $6.0280 per share on November 14, 2003 on the open market, 12,630 shares of Common Stock of the Issuer at an average price of $6.0941 per share on November 13, 2003 on the open market, 10,525 shares of Common Stock of the Issuer at an average price of $6.3399 per share on November 11, 2003 on the open market, 4,210 shares of Common Stock of the Issuer at an average price of $6.5207 per share on November 10, 2003 on the open market, 21,176 shares of Common Stock of the Issuer at an average price of $6.4202 per share on November 7, 2003 on the open market, 2,105 shares of Common Stock of the Issuer at an average price of $6.7292 per share on November 5, 2003 on the open market, 16,419 shares of Common Stock of the Issuer at an average price of $7.1512 per share on November 3, 2003 on the open market, 16,840 shares of Common Stock of the Issuer at an average price of $7.2481 per share on October 31, 2003 on the open market, 42,100 shares of Common Stock of the Issuer at an average price of $7.3656 per share on October 30, 2003 on the open market, 21,050 shares of Common Stock of the Issuer at an average price of $7.0668 per share on October 29, 2003 on the open market, 7,578 shares of Common Stock of the Issuer at an average price of $7.0298 per share on October 28, 2003 on the open market, and 21,050 shares of Common Stock of the Issuer at an average price of $7.0840 per share on October 27, 2003 on the open market.

     VTF sold 47,669 shares of Common Stock of the Issuer at an average price of $5.1770 per share on December 30, 2003 on the open market, 57,255 shares of Common Stock of the

CUSIP NO. 398081109	13D/A	18 of 32

Issuer at an average price of $5.3015 per share on December 29, 2003 on the open market, 7,176 shares of Common Stock of the Issuer at an average price of $5.2722 per share on December 26, 2003 on the open market, 18,400 shares of Common Stock of the Issuer at an average price of $5.2847 per share on December 24, 2003 on the open market, 28,800 shares of Common Stock of the Issuer at an average price of $5.2551 per share on December 23, 2003 on the open market, 17,700 shares of Common Stock of the Issuer at an average price of $5.2441 per share on December 22, 2003 on the open market, 20,418 shares of Common Stock of the Issuer at an average price of $5.0970 per share on December 19, 2003 on the open market, 29,500 shares of Common Stock of the Issuer at an average price of $4.9374 per share on December 18, 2003 on the open market, 14,750 shares of Common Stock of the Issuer at an average price of $5.3639 per share on December 15, 2003 on the open market, 14,750 shares of Common Stock of the Issuer at an average price of $5.3411 per share on December 12, 2003 on the open market, 31,170 shares of Common Stock of the Issuer at an average price of $6.0403 per share on December 5, 2003 on the open market, 2,782 shares of Common Stock of the Issuer at an average price of $6.5045 per share on December 4, 2003 on the open market, 26,818 shares of Common Stock of the Issuer at an average price of $6.7390 per share on December 3, 2003 on the open market, 29,348 shares of Common Stock of the Issuer at an average price of $6.6218 per share on December 2, 2003 on the open market, 50,600 shares of Common Stock of the Issuer at an average price of $6.6868 per share on December 1, 2003 on the open market, 25,300 shares of Common Stock of the Issuer at an average price of $6.1413 per share on November 28, 2003 on the open market, 50,600 shares of Common Stock of the Issuer at an average price of $6.1072 per share on November 26, 2003 on the open market, 16,904 shares of Common Stock of the Issuer at an average price of $5.6268 per share on November 17, 2003 on the open market, 1,494 shares of Common Stock of the Issuer at an average price of $6.0280 per share on November 14, 2003 on the open market, 8,790 shares of Common Stock of the Issuer at an average price of $6.0941 per share on November 13, 2003 on the open market, 7,325 shares of Common Stock of the Issuer at an average price of $6.3399 per share on November 11, 2003 on the open market, 2,930 shares of Common Stock of the Issuer at an average price of $6.5207 per share on November 10, 2003 on the open market, 14,738 shares of Common Stock of the Issuer at an average price of $6.4202 per share on November 7, 2003 on the open market, 1,465 shares of Common Stock of the Issuer at an average price of $6.7292 per share on November 5, 2003 on the open market, 11,427 shares of Common Stock of the Issuer at an average price of $7.1512 per share on November 3, 2003 on the open market, 11,720 shares of Common Stock of the Issuer at an average price of $7.2481 per share on October 31, 2003 on the open market, 29,300 shares of Common Stock of the Issuer at an average price of $7.3656 per share on October 30, 2003 on the open market, 14,650 shares of Common Stock of the Issuer at an average price of $7.0668 per share on October 29, 2003 on the open market, 5,274 shares of Common Stock of the Issuer at an average price of $7.0298 per share on October 28, 2003 on the open market, and 14,650 shares of Common Stock of the Issuer at an average price of $7.0840 per share on October 27, 2003 on the open market.

     VTF2 sold 23,195 shares of Common Stock of the Issuer at an average price of $5.1763 per share on December 30, 2003 on the open market, 30,801 shares of Common Stock of the Issuer at an average price of $5.3004 per share on December 29, 2003 on the open market, 1,104 shares of Common Stock of the Issuer at an average price of $5.2722 per share on December 26, 2003 on the open market, 10,800 shares of Common Stock of the Issuer at an average price of $5.2847 per share on December 24, 2003 on the open market, 12,400 shares of Common Stock of the Issuer at an average price of $5.2595 per share on December 23, 2003 on the open market, 8,700 shares of Common Stock of the Issuer at an average price of $5.2435 per share on December 22, 2003 on the open market, 9,641 shares of Common Stock of the Issuer at an average price of $5.1203 per share on December 19, 2003 on the open market, 14,500 shares of Common Stock of the Issuer at an average price of $4.9374 per share on December 18, 2003 on the open market, 7,250 shares of Common Stock of the Issuer at an average price of $5.3639 per share on December 15, 2003 on the open market, 7,250 shares of Common Stock of the Issuer at an average price of $5.3411 per share on December 12, 2003 on the open market, 15,215 shares

CUSIP NO. 398081109	13D/A	19 of 32

of Common Stock of the Issuer at an average price of $6.0403 per share on December 5, 2003 on the open market, 1,359 shares of Common Stock of the Issuer at an average price of $6.5045 per share on December 4, 2003 on the open market, 13,091 shares of Common Stock of the Issuer at an average price of $6.7390 per share on December 3, 2003 on the open market, 14,326 shares of Common Stock of the Issuer at an average price of $6.6218 per share on December 2, 2003 on the open market, 24,700 shares of Common Stock of the Issuer at an average price of $6.6868 per share on December 1, 2003 on the open market, 12,350 shares of Common Stock of the Issuer at an average price of $6.1413 per share on November 28, 2003 on the open market, 24,700 shares of Common Stock of the Issuer at an average price of $6.1072 per share on November 26, 2003 on the open market, 8,251 shares of Common Stock of the Issuer at an average price of $5.6268 per share on November 17, 2003 on the open market, 729 shares of Common Stock of the Issuer at an average price of $6.0280 per share on November 14, 2003 on the open market, 4,290 shares of Common Stock of the Issuer at an average price of $6.0941 per share on November 13, 2003 on the open market, 3,575 shares of Common Stock of the Issuer at an average price of $6.3399 per share on November 11, 2003 on the open market, 1,430 shares of Common Stock of the Issuer at an average price of $6.5207 per share on November 10, 2003 on the open market, 7,193 shares of Common Stock of the Issuer at an average price of $6.4202 per share on November 7, 2003 on the open market, 715 shares of Common Stock of the Issuer at an average price of $6.7292 per share on November 5, 2003 on the open market, 5,577 shares of Common Stock of the Issuer at an average price of $7.1512 per share on November 3, 2003 on the open market, 5,720 shares of Common Stock of the Issuer at an average price of $7.2481 per share on October 31, 2003 on the open market, 14,300 shares of Common Stock of the Issuer at an average price of $7.3656 per share on October 30, 2003 on the open market, 7,150 shares of Common Stock of the Issuer at an average price of $7.0668 per share on October 29, 2003 on the open market, 2,574 shares of Common Stock of the Issuer at an average price of $7.0298 per share on October 28, 2003 on the open market, and 7,150 shares of Common Stock of the Issuer at an average price of $7.0840 per share on October 27, 2003 on the open market.

     VTF3 sold 23,195 shares of Common Stock of the Issuer at an average price of $5.1763 per share on December 30, 2003 on the open market, 30,801 shares of Common Stock of the Issuer at an average price of $5.3004 per share on December 29, 2003 on the open market, 1,104 shares of Common Stock of the Issuer at an average price of $5.2722 per share on December 26, 2003 on the open market, 10,800 shares of Common Stock of the Issuer at an average price of $5.2847 per share on December 24, 2003 on the open market, 12,400 shares of Common Stock of the Issuer at an average price of $5.2595 per share on December 23, 2003 on the open market, 8,700 shares of Common Stock of the Issuer at an average price of $5.2435 per share on December 22, 2003 on the open market, 9,641 shares of Common Stock of the Issuer at an average price of $5.1203 per share on December 19, 2003 on the open market, 14,500 shares of Common Stock of the Issuer at an average price of $4.9374 per share on December 18, 2003 on the open market, 7,250 shares of Common Stock of the Issuer at an average price of $5.3639 per share on December 15, 2003 on the open market, 7,250 shares of Common Stock of the Issuer at an average price of $5.3411 per share on December 12, 2003 on the open market, 15,215 shares of Common Stock of the Issuer at an average price of $6.0403 per share on December 5, 2003 on the open market, 1,359 shares of Common Stock of the Issuer at an average price of $6.5045 per share on December 4, 2003 on the open market, 13,091 shares of Common Stock of the Issuer at an average price of $6.7390 per share on December 3, 2003 on the open market, 14,326 shares of Common Stock of the Issuer at an average price of $6.6218 per share on December 2, 2003 on the open market, 24,700 shares of Common Stock of the Issuer at an average price of $6.6868 per share on December 1, 2003 on the open market, 12,350 shares of Common Stock of the Issuer at an average price of $6.1413 per share on November 28, 2003 on the open market, 24,700 shares of Common Stock of the Issuer at an average price of $6.1072 per share on November 26, 2003 on the open market, 8,251 shares of Common Stock of the Issuer at an average price of $5.6268 per share on November 17, 2003 on the open market, 729 shares of Common Stock of the Issuer at an average price of $6.0280 per share on November 14, 2003 on the open market, 4,290 shares

CUSIP NO. 398081109	13D/A	20 of 32

of Common Stock of the Issuer at an average price of $6.0941 per share on November 13, 2003 on the open market, 3,575 shares of Common Stock of the Issuer at an average price of $6.3399 per share on November 11, 2003 on the open market, 1,430 shares of Common Stock of the Issuer at an average price of $6.5207 per share on November 10, 2003 on the open market, 7,193 shares of Common Stock of the Issuer at an average price of $6.4202 per share on November 7, 2003 on the open market, 715 shares of Common Stock of the Issuer at an average price of $6.7292 per share on November 5, 2003 on the open market, 5,577 shares of Common Stock of the Issuer at an average price of $7.1512 per share on November 3, 2003 on the open market, 5,720 shares of Common Stock of the Issuer at an average price of $7.2481 per share on October 31, 2003 on the open market, 14,300 shares of Common Stock of the Issuer at an average price of $7.3656 per share on October 30, 2003 on the open market, 7,150 shares of Common Stock of the Issuer at an average price of $7.0668 per share on October 29, 2003 on the open market, 2,574 shares of Common Stock of the Issuer at an average price of $7.0298 per share on October 28, 2003 on the open market, and 7,150 shares of Common Stock of the Issuer at an average price of $7.0840 per share on October 27, 2003 on the open market.

     GDC BVI sold 16,301 shares of Common Stock of the Issuer at an average price of $7.5190 per share on October 31, 2003 on the open market.

     All of the foregoing sales were made under Rule 144, as promulgated under the Securities Act of 1933, or pursuant to a registration statement filed by the Issuer on Form S-3 (File No. 333-88492).

(d) Right to Receive Dividends

     Under certain circumstances set forth in the organizational documents of each of VTF, VI2, VTF2, VTF3, STT, SCS and GDC BVI, the shareholders of each of such entities may under certain circumstances be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of GRIC owned by each such entity of which they are a shareholder. No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons on the date of this statement.

(e) Ownership of Less Than 5% of the Class of Securities

     ST Tel, the majority shareholder of STT Comm which is the sole shareholder of STT, may be deemed to own less than 5% of the outstanding Common Stock of the Issuer. VM2 and Mr. Lee, as its President, which have been granted powers of attorney by VTF, VI2, VTF2 an VTF3, may be deemed to own less than 5% of the outstanding Common Stock of the Issuer. VVH, as the majority shareholder of VTF and VTF2, as the parent of VTF3 and as the holder of more than 45% of the outstanding shares of VI2, EHP, as the parent of VVH, and STPL, as the parent of EHP, may be deemed to own less than 5% of the outstanding Common Stock of the Issuer.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Original Statement is hereby amended and restated to read in its entirety as follows:

Exhibit 1	Joint Filing Agreement for Schedule 13D/A, Amendment No. 4.

Exhibit 2	Amended and Restated Voting Agreement, entered into by and among GRIC Communications, Inc., the stockholders listed on Schedule B attached thereto and the investors listed on Schedule A attached thereto,

CUSIP NO. 398081109	13D/A	21 of 32

dated as of April 19, 2002 (incorporated by reference from Exhibit 10.30 to GRIC’s Form 8-K dated April 19, 2002 and filed with the Securities and Exchange Committee on April 29, 2002).

Exhibit 3	Amended and Restated Lock-Up Agreement, entered into by and among GRIC Communications, Inc. and the parties listed on Schedule A attached thereto, dated as of April 19, 2002 (incorporated by reference from Exhibit 10.32 to GRIC’s Form 8-K dated April 19, 2002 and filed with the Securities and Exchange Commission on April 29, 2002).

Exhibit 4	Amended and Restated Series A Preferred Stock and Warrant Purchase Agreement, entered into by and among GRIC Communications, Inc. and the parties listed on Exhibit A attached thereto, dated as of April 19, 2002 (incorporated by reference from Exhibit 10.29 to GRIC’s Form 8-K dated April 19, 2002 and filed with the Securities and Exchange Commission on April 29, 2002).

Exhibit 5	Certificate of Amendment of Second Amended and Restated Certificate of Incorporation of GRIC Communications, Inc. (incorporated by reference from Exhibit 3.05 to GRIC’s Form 8-K dated April 19, 2002 and filed with the Securities and Exchange Commission on April 29, 2002).

Exhibit 6	Investors’ Rights Agreement, entered into by and among GRIC Communications, Inc. and the parties listed on Exhibit A attached thereto, dated as of April 19, 2002 (incorporated by reference from Exhibit 4.03 to GRIC’s Form 8-K dated April 19, 2002 and filed with the Securities and Exchange Commission on April 29, 2002).

Exhibit 7	Stockholder Agreement, entered into by and among GRIC Communications, Inc. and the parties listed on Exhibit A attached thereto, dated as of April 19, 2002 (incorporated by reference from Exhibit 10.31 to GRIC’s Form 8-K dated April 19, 2002 and filed with the Securities and Exchange Commission on April 29, 2002).

CUSIP NO. 398081109	13D/A	22 of 32

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Vertex Technology Fund Ltd

Date: January 27, 2004	By:	/s/	Lee Kheng Nam

Lee Kheng Nam
	Title:	Director

Vertex Technology Fund (II) Ltd

Date: January 27, 2004	By:	/s/	Lee Kheng Nam

Lee Kheng Nam
	Title:	Director

Vertex Technology Fund (III) Ltd

Date: January 27, 2004	By:	/s/	Lee Kheng Nam

Lee Kheng Nam
	Title:	Director

Vertex Investment (II) Ltd

Date: January 27, 2004	By:	/s/	Lee Kheng Nam

Lee Kheng Nam
	Title:	Director

Vertex Venture Holdings Ltd

Date: January 27, 2004	By:	/s/	Lee Kheng Nam

Lee Kheng Nam
	Title:	President and Director

Ellensburg Holding Pte Ltd

Date: February 4, 2004	By:	/s/	Teo Soon Hock

Teo Soon Hock
	Title:	Director

Singapore Technologies Pte Ltd

Date: February 4, 2004	By:	/s/	Chua Su Li

Chua Su Li
	Title:	Company Secretary

Vertex Management (II) Pte Ltd

Date: January 27, 2004	By:	/s/	Lee Kheng Nam

Lee Kheng Nam
	Title:	Director

CUSIP NO. 398081109	13D/A	23 of 32

Lee Kheng Nam

Date: January 27, 2004	/s/ Lee Kheng Nam

Green Dot Capital (BVI) Inc

Date: January 26, 2004	By:	/s/	Ng Hark Seng

Ng Hark Seng
	Title:	Director

STT Ventures Ltd

Date: January 28, 2004	By:	/s/	Kek Soon Eng

Kek Soon Eng
	Title:	Senior Vice President

STT Communications Ltd

Date: January 28, 2004	By:	/s/	Kek Soon Eng

Kek Soon Eng
	Title:	Senior Vice President

Singapore Technologies Telemedia Pte Ltd

Date: January 28, 2004	By:	/s/	Kek Soon Eng

Kek Soon Eng
	Title:	Senior Vice President

Singapore Computer Systems Ltd

Date: January 19, 2004	By:	/s/	Pek Yew Chai

Pek Yew Chai
	Title:	President, CEO and Director

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP NO. 398081109	13D/A	24 of 32

SCHEDULE A

Schedule A of Amendment No. 2 and Schedule A of Amendment No. 3 are hereby amended to delete the lists related to the directors and officers of GDCPL, STT, STT Comm, ST Tel, VM2, VVH, SCS and STPL thereof and to replace the lists with the following:

The following is a list of the directors and executive officers of GDCPL. The business address of GDCPL is 8 Shenton Way, #09-02 Temasek Tower, Singapore 068811:

Name, Business Address and Position at GDCPL	Present Principal Occupation	Citizenship

Mr. Tay Siew Choon 51 Cuppage Road #09-01 StarHub Centre Singapore 229469 (Deputy Chairman and CEO, GDCPL)	Managing Director and Chief Operating Officer, STPL and Deputy Chairman/CEO, GDCPL	Singaporean

Tan Cheng Gay 29 International Business Park Acer Building Tower B #08-05/06 Singapore 609923 (Director, GDCPL)	CEO, SsangYong Cement (Singapore) Limited (an investment holding company)	Singaporean

Mr. Sum Soon Lim 51 Cuppage Road #10-11 StarHub Centre Singapore 229469 (Director, GDCPL)	Company Director	Singaporean

Mr. Lee Kheng Nam 77 Science Park Drive #02-15 Cintech III Singapore Science Park Singapore 118256 (Director, GDCPL)	President, VVH	Singaporean

The following is a list of the directors and executive officers of STT:

Name, Business Address and Position at STT	Present Principal Occupation	Citizenship

Yuvraj Kumar Juwaheer Morcellement Gujadhur Forest Side Mauritius (Director, STT)	Chartered Secretary	Mauritian

Uday Kumar Gujadhur 8E, Lislet Geoffroy Street Curepipe, Mauritius (Director, STT)	Chartered Accountant	Mauritian

CUSIP NO. 398081109	13D/A	25 of 32

The following is a list of the directors and executive officers of STT Comm:

Name, Business Address and Position at STT Comm	Present Principal Occupation	Citizenship

Mr. Tan Guong Ching New Phoenix Park 28 Irrawaddy Road Singapore 329560 (Chairman and Director, STT Comm)	Permanent Secretary, Ministry of Home Affairs	Singaporean

Lee Theng Kiat 51 Cuppage Road, #10-11/17 StarHub Centre Singapore 229469 (President, CEO and Director, STT Comm)	President and CEO, ST Tel and STT Comm	Singaporean

Sum Soon Lim 51 Cuppage Road #10-11/17 StarHub Centre Singapore 229469 (Director, STT Comm)	Company Director	Singaporean

Bertie Cheng Shao Shiong 51 Cuppage Road #10-11/17 StarHub Centre Singapore 229469 (Director, STT Comm)	Company Director	Singaporean

Lim Ming Seong 19A, Serangoon North Ave 5 3rd Floor, Avi-Tech Building Singapore 554859 (Director, STT Comm)	Corporate Advisor	Singaporean

Pek Siok Lan 51 Cuppage Road #10-11/17 StarHub Centre Singapore 229469 (Company Secretary, STT Comm)	Senior Vice President, Legal and General Counsel, ST Tel and STT Comm	Singaporean

Mr. Tay Siew Choon 51 Cuppage Road #09-01 StarHub Centre Singapore 229469 (Director, STT Com)	Managing Director and Chief Operating Officer, STPL and Deputy Chairman/CEO, GDCPL	Singaporean

Jean F. H. P. Mandeville 51 Cuppage Road #10-11/17 StarHub Centre Singapore 229469 (Chief Financial Officer of STT Comm)	Chief Financial Officer ST Tel & STT Comm	Belgian

Gita Wirjawan 51 Cuppage Road #10-11/17 StarHub Centre Singapore 229469 (Senior Vice-President, International Business Development, STT Comm)	Senior Vice-President, International Business Development, ST Tel & STT Comm	Indonesian

CUSIP NO. 398081109	13D/A	26 of 32

Name, Business Address and Position at STT Comm	Present Principal Occupation	Citizenship

Kek Soon Eng 51 Cuppage Road #10-11/17 StarHub Centre Singapore 229469 (Senior Vice-President, Management of Investee Companies, STT Comm)	Senior Vice President, Management of Investee Companies, ST Tel & STT Comm	Singaporean

The following is a list of the directors and executive officers of ST Tel:

Name, Business Address and Position at ST Tel	Present Principal Occupation	Citizenship

Tan Guong Ching New Phoenix Park 28 Irrawaddy Road Singapore 329560 (Chairman/Director, ST Tel)	Permanent Secretary, Ministry of Home Affairs	Singaporean

Lee Theng Kiat 51 Cuppage Road, #10-11/17 StarHub Centre Singapore 229469 (President, CEO and Director, ST Tel)	President and CEO, ST Tel and STT Comm	Singaporean

Sum Soon Lim 51 Cuppage Road #10-11/17 StarHub Centre Singapore 229469 (Director, ST Tel)	Company Director	Singaporean

Bertie Cheng Shao Shiong 51 Cuppage Road #10-11/17 StarHub Centre Singapore 229469 (Director, ST Tel)	Company Director	Singaporean

Lim Ming Seong 19A, Serangoon North Ave 5 3rd Floor, Avi-Tech Building Singapore 554859 (Director, ST Tel)	Corporate Advisor	Singaporean

Mr. Tay Siew Choon 51 Cuppage Road #09-01 StarHub Centre Singapore 229469 (Director, ST Tel)	Managing Director and Chief Operating Officer, STPL and Deputy Chairman/CEO, GDCPL	Singaporean

Pek Siok Lan 51 Cuppage Road #10-11/17 StarHub Centre Singapore 229469 (Company Secretary, ST Tel)	Senior Vice President, Legal and General Counsel ST Tel and STT Comm	Singaporean

CUSIP NO. 398081109	13D/A	27 of 32

Name, Business Address and Position at ST Tel	Present Principal Occupation	Citizenship

Jean F. H. P. Mandeville 51 Cuppage Road #10-11/17 StarHub Centre Singapore 229469 (Chief Financial Officer of ST Tel)	Chief Financial Officer ST Tel & STT Comm	Belgian

Gita Wirjawan 51 Cuppage Road #10-11/17 StarHub Centre Singapore 229469 (Senior Vice-President, International Business Development, ST Tel)	Senior Vice-President, International Business Development, ST Tel & STT Comm	Indonesian

Kek Soon Eng 51 Cuppage Road #10-11/17 StarHub Centre Singapore 229469 (Senior Vice-President, Management of Investee Companies, ST Tel)	Senior Vice President, Management of Investee Companies, ST Tel & STT Comm	Singaporean

     The following is a list of the directors and executive officers of VM2:

Name, Business Address and Position at VM2	Present Principal Occupation	Citizenship

Mr. Tay Siew Choon 51 Cuppage Road #09-01 StarHub Centre Singapore 229469 (Director, VM2)	Managing Director and Chief Operating Officer, STPL and Deputy Chairman/CEO, GDCPL	Singaporean

Mr. Lee Kheng Nam	President, VVH	Singaporean
77 Science Park Drive
#02-15 Cintech III
Singapore Science Park
Singapore 118256
(Director, VM2)

Ms. Lee Kwee Jee	Director, Executive Resource, STPL	Singaporean
51 Cuppage Road
#09-01 StarHub Centre
Singapore 229469
(Director, VM2)

Mr. Sum Soon Lim	Company Director	Singaporean
51 Cuppage Road, #10-11/17
StarHub Centre
Singapore 229469
(Director, VM2)

CUSIP NO. 398081109	13D/A	28 of 32

Name, Business Address and Position at VM2	Present Principal Occupation	Citizenship

Mr. Chua Joo Hock	Senior Vice President, VM2	Singaporean
210A Twin Dolphin Drive
Redwood City, CA 94065
(Senior Vice President, VM2)

Mr. Yeo Choon Tat	Senior Vice President, VM2	Singaporean
77 Science Park Drive
#02-15 Cintech III
Singapore Science Park
Singapore 118256
(Senior Vice President, VM2)

The following is a list of the directors and executive officers of VVH:

Name, Business Address and Position at VVH	Present Principal Occupation	Citizenship

Mr. Lim Ho Kee	Company Director	Singaporean
Singapore Post
10 Eunos Road 8
Singapore Post Centre #09-02
Singapore 408600
(Director, VVH)

Mr. Tay Siew Choon 51 Cuppage Road #09-01 StarHub Centre Singapore 229469 (Director, VVH)	Managing Director and Chief Operating Officer, STPL and Deputy Chairman/CEO, GDCPL	Singaporean

Mr. Lee Kheng Nam	President, VVH	Singaporean
77 Science Park Drive
#02-15 Cintech III
Singapore Science Park
Singapore 118256
(President and Director, VVH)

Mr. Sum Soon Lim	Company Director	Singaporean
51 Cuppage Road
#10-11/17 StarHub Centre
Singapore 229469
(Director, VVH)

Mr. Freddy Walter Orchard	Consultant	Singaporean
Government of Singapore Investment
Corporation Pte Ltd
168 Robinson Road #37-01
Capital Tower
Singapore 068912
(Director, VVH)

CUSIP NO. 398081109	13D/A	29 of 32

Name, Business Address and Position at VVH	Present Principal Occupation	Citizenship

Mr. Oo Soon Hee	President, Natsteel Ltd	Singaporean
Natsteel Ltd
22 Tanjong Kling Road
Singapore 628048
(Director, VVH)

The following is a list of the directors and executive officers of SCS:

Name, Business Address and Position at SCS	Present Principal Occupation	Citizenship

Mr. Tay Siew Choon 51 Cuppage Road #09-01 StarHub Centre Singapore 229469 (Chairman, SCS)	Managing Director and Chief Operating Officer, STPL and Deputy Chairman/CEO, GDCPL	Singaporean

Robert Chua Tech Chew 7 Bedok South Road Singapore 469272 (Director, SCS)	Executive Chairman, Excellent Family Lifestyle Group	Singaporean

Theresa Foo-Yo Mie Yoen BNP Paribas Peregrine (Singapore) Ltd 30 Cecil Street, #10-00 Prudential Tower Singapore 049712 (Director, SCS)	Chairman (non-executive) and Senior Advisor, BNP Paribas Peregrine (Singapore) Ltd (a bank)	Singaporean

Spencer Lee Tien Chye Singapore Maybank 18th Floor Maybank Tower 2 Battery Road Singapore 049907 (Director, SCS)	CEO, Singapore Maybank (a bank)	Malaysian

Garfield Vorhes Nelson Nelson Buchanan & Oostergard Pte Ltd 9 Temasek Boulevard Suntech Tower Two, #09-02 Singapore 038989 (Director, SCS)	Director, Nelson Buchanan & Ooostergard Pte Ltd (a business consultancy company)	United States

William Liu Wei Hai GDCPL 8 Shenton Way, #09-02 Temasek Tower Singapore 068811 (Director, SCS)	President, GDCPL	Singaporean

Low Sin Leng SembCorp Industries Ltd 30 Hill Street #05-04 Singapore 179360 (Director, SCS)	CFO and COO, SembCorp Industries Ltd (an investment holding company with key businesses in utilities, engineering and construction, environmental engineering, logistics and marine engineering)	Singaporean

CUSIP NO. 398081109	13D/A	30 of 32

Name, Business Address and Position at SCS	Present Principal Occupation	Citizenship

Donald Albert Ramble 7 Bedok South Road Singapore 469272 (Director, SCS)	President, Asia Pacific, Spectris plc	British

Pek Yew Chai Singapore Computer Systems Limited 7 Bedok South Road, Singapore 469272 (President, CEO and Director, SCS)	President, CEO and Director, SCS	Singaporean

Chua Ah Leng Singapore Computer Systems Limited 7 Bedok South Road, Singapore 469272 (Exec. VP, Solutions, SCS)	Exec. VP, Solutions, SCS	Singaporean

Fong Khai Yin Singapore Computer Systems Limited 7 Bedok South Road, Singapore 469272 (Exec. VP, e-Business, SCS)	Exec. VP, e-Business, SCS	Singaporean

Robert Koh Hwee Nguan Singapore Computer Systems Limited 7 Bedok South Road, Singapore 469272 (Exec. VP, International, SCS)	Exec. VP, International, SCS	Singaporean

Tan Goh Beng Singapore Computer Systems Limited 7 Bedok South Road, Singapore 469272 (Exec. VP, Infrastructure, SCS)	Exec. VP, Infrastructure, SCS	Singaporean

Chia Sin Cheng Singapore Computer Systems Limited 7 Bedok South Road, Singapore 469272 (Chief Financial Officer, SCS)	Chief Financial Officer, SCS	Singaporean

The following is a list of the directors and executive officers of STPL:

Name, Business Address and Position at STPL	Present Principal Occupation	Citizenship

Mr. Teo Ming Kian Economic Development Board 250 North Bridge Road #25-00 Raffles City Tower Singapore 179101 (Chairman of STPL)	Chairman, Economic Development Board of Singapore	Singaporean

CUSIP NO. 398081109	13D/A	31 of 32

Name, Business Address and Position at STPL	Present Principal Occupation	Citizenship

Ms. Ho Ching Temasek Holdings (Private) Limited 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Deputy Chairman of STPL)	Executive Director and CEO, Temasek Holdings (Private) Limited (an investment holding company)	Singaporean

Mr. Peter Seah Lim Huat Singapore Technologies Pte Ltd 51 Cuppage Road #09-01 StarHub Centre Singapore 229469 (Director, President & CEO of STPL)	President & CEO of STPL	Singaporean

Mr. Tay Siew Choon 51 Cuppage Road #09-01 StarHub Centre Singapore 229469 (Director, Managing Director and Chief Operating Officer of STPL)	Managing Director and Chief Operating Officer, STPL and Deputy Chairman/CEO, Green Dot Capital Pte Ltd	Singaporean

Mr. Davinder Singh Drew & Napier 20 Raffles Place #17-00 Ocean Towers Singapore 048620 (Director of STPL)	Managing Partner, Drew & Napier (a law firm)	Singaporean

Mr. Wong Kok Siew SembCorp Industries Ltd 30 Hill Street #05-04 Singapore 179360 (Director of STPL)	Deputy Chairman and CEO, SembCorp Industries Ltd (an investment holding company with key businesses in utilities, engineering and construction, environmental engineering, logistics and marine engineering)	Singaporean

Mr. Goh Geok Ling Tuas Power Ltd 111 Somerset Road #12-02 Singapore 238164 (Director of STPL)	Director	Singaporean

Mr. Ng Boon Yew 51 Cuppage Road #05-01 StarHub Centre Singapore 229469 (Group Chief Financial Officer of STPL)	Group Chief Financial Officer, STPL	Singaporean

Gan Chee Yen Temasek Holdings (Private) Limited 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Alt Director to Ms Ho Ching)	Managing Director, Finance, Temasek Holdings (Private) Limited	Singaporean

CUSIP NO. 398081109	13D/A	32 of 32

INDEX TO EXHIBITS

Exhibit 1	Joint Filing Agreement for Schedule 13D/A, Amendment No. 4.

Exhibit 2	Amended and Restated Voting Agreement, entered into by and among GRIC Communications, Inc., the stockholders listed on Schedule B attached thereto and the investors listed on Schedule A attached thereto, dated as of April 19, 2002 (incorporated by reference from Exhibit 10.30 to GRIC’s Form 8-K dated April 19, 2002 and filed with the Securities and Exchange Committee on April 29, 2002).

Exhibit 3	Amended and Restated Lock-Up Agreement, entered into by and among GRIC Communications, Inc. and the parties listed on Schedule A attached thereto, dated as of April 19, 2002 (incorporated by reference from Exhibit 10.32 to GRIC’s Form 8-K dated April 19, 2002 and filed with the Securities and Exchange Commission on April 29, 2002).

Exhibit 4	Amended and Restated Series A Preferred Stock and Warrant Purchase Agreement, entered into by and among GRIC Communications, Inc. and the parties listed on Exhibit A attached thereto, dated as of April 19, 2002 (incorporated by reference from Exhibit 10.29 to GRIC’s Form 8-K dated April 19, 2002 and filed with the Securities and Exchange Commission on April 29, 2002).

Exhibit 5	Certificate of Amendment of Second Amended and Restated Certificate of Incorporation of GRIC Communications, Inc. (incorporated by reference from Exhibit 3.05 to GRIC’s Form 8-K dated April 19, 2002 and filed with the Securities and Exchange Commission on April 29, 2002).

Exhibit 6	Investors’ Rights Agreement, entered into by and among GRIC Communications, Inc. and the parties listed on Exhibit A attached thereto, dated as of April 19, 2002 (incorporated by reference from Exhibit 4.03 to GRIC’s Form 8-K dated April 19, 2002 and filed with the Securities and Exchange Commission on April 29, 2002).

Exhibit 7	Stockholder Agreement, entered into by and among GRIC Communications, Inc. and the parties listed on Exhibit A attached thereto, dated as of April 19, 2002 (incorporated by reference from Exhibit 10.31 to GRIC’s Form 8-K dated April 19, 2002 and filed with the Securities and Exchange Commission on April 29, 2002).

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)(1)

     The undersigned acknowledge and agree that the foregoing Statement on Schedule 13D/A, Amendment No. 4 with respect to the ownership by each of the undersigned of shares of GRIC Communications, Inc. is filed jointly on behalf of each of the undersigned and that all subsequent amendments to the Statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. This joint filing agreement may be included as an exhibit to such joint filing. Each of the undersigned acknowledges that each shall be responsible for the timely filing of such amendments with respect to information concerning such undersigned reporting person, and for the completeness and accuracy of the information concerning such undersigned reporting person, contained therein, but shall not be responsible for the completeness and accuracy concerning the others, except to the extent that such reporting person knows or has reason to believe that such information is inaccurate. This agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Vertex Technology Fund Ltd

Date: January 27, 2004	By:	/s/	Lee Kheng Nam

Lee Kheng Nam
	Title:	Director

Vertex Technology Fund (II) Ltd

Date: January 27, 2004	By:	/s/	Lee Kheng Nam

Lee Kheng Nam
	Title:	Director

Vertex Technology Fund (III) Ltd

Date: January 27, 2004	By:	/s/	Lee Kheng Nam

Lee Kheng Nam
	Title:	Director

Vertex Investment (II) Ltd

Date: January 27, 2004	By:	/s/	Lee Kheng Nam

Lee Kheng Nam
	Title:	Director

Vertex Venture Holdings Ltd

Date: January 27, 2004	By:	/s/	Lee Kheng Nam

Lee Kheng Nam
	Title:	President and Director

Ellensburg Holding Pte Ltd

Date: February 4, 2004	By:	/s/	Teo Soon Hock

Teo Soon Hock
	Title:	Director

Singapore Technologies Pte Ltd

Date: February 4, 2004	By:	/s/	Chua Su Li

Chua Su Li
	Title:	Company Secretary

Vertex Management (II) Pte Ltd

Date: January 27, 2004	By:	/s/	Lee Kheng Nam

Lee Kheng Nam
	Title:	Director

Lee Kheng Nam

Date: January 27, 2004	/s/ Lee Kheng Nam

Green Dot Capital (BVI) Inc.

Date: January 26, 2004	By:	/s/	Ng Hark Seng

Ng Hark Seng
	Title:	Director

STT Ventures Ltd

Date: January 28, 2004	By:	/s/	Kek Soon Eng

Kek Soon Eng
	Title:	Senior Vice President

STT Communications Ltd

Date: January 28, 2004	By:	/s/	Kek Soon Eng

Kek Soon Eng
	Title:	Senior Vice President

Singapore Technologies Telemedia Pte Ltd

Date: January 28, 2004	By:	/s/	Kek Soon Eng

Kek Soon Eng
	Title:	Senior Vice President

Singapore Computer Systems Ltd

Date: January 19, 2004	By:	/s/	Kek Soon Eng

Pek Yew Chai
	Title:	President, CEO and Director